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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

157639105

(Cusip Number)

Jeffery P. Newman, Esq.
Farella Braun + Martel LLP
235 Montgomery Street
San Francisco, CA 94104
(415) 954-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105

1.	Name of Reporting Person: Huneeus Vintners LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 6,589,466*

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 6,589,466*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,589,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.0%*

14.	Type of Reporting Person (See Instructions): OO*

     * See Item 2 of this Fifth Amended Schedule 13D, and notes (1) and (2) in each case contained in the equivalent table contained in the Schedule 13D (as defined below).

EXPLANATORY NOTE

     This Schedule 13D (the “Fifth Amended Schedule 13D”) is the fifth amendment to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on behalf of Huneeus Vintners LLC, a Delaware limited liability company (the “Reporting Person”), on May 17, 2004 (as originally filed, and as amended and supplemented by each of Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Issuer”). Capitalized terms used but not defined in this Fifth Amended Schedule 13D shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth in this Fifth Amended Schedule 13D, no material change in the information set forth in the Schedule 13D has occurred. Beginning on the date this Fifth Amended Schedule 13D is filed with the SEC on behalf of the Reporting Person, and continuing thereafter until the date on which any further amendment with respect to the Schedule 13D shall be filed with the SEC on behalf of the Reporting Person, all references to the Schedule 13D shall be deemed to refer to the Fifth Amended Schedule 13D. Other than as set forth in this Fifth Amended Schedule 13D, there has been no material change in the information set forth in the Schedule 13D.

Item 2. Identity and Background.

     Response in Item 2 of the Schedule 13D shall be amended and supplemented as follows:

     On August 21, 2002, the Issuer issued a convertible subordinated promissory note to DBR in the amount of $8.25 million (the “Convertible Note”). The principal sum and all accrued interest on the Convertible Note were due and payable on August 21, 2004 (the “Maturity Date”). On the Maturity Date, the Issuer could elect to pay all of the outstanding principal and accrued interest in cash or to repay all or part of these amounts through conversion into shares of Common Stock at the conversion price of $9.4207 per share (the “Conversion Price”). On August 23, 2004, the Issuer elected to repay the Convertible Note in full through conversion into shares of Common Stock at the Conversion Price. Consequently, DBR acquired an additional 1,033,363 shares of Common Stock as of August 23, 2004.

     Information with respect to the beneficial ownership of Common Stock of the Issuer by DBR and CBI and related information should be contained in Schedules 13D, filed by each of DBR and CBI. Item 2 of the Schedules 13D of each of DBR and CBI is referred to insofar as it may contain information as to the identity and background of CBI and DBR and persons related to them. The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, CBI and DBR. Any disclosure made herein with respect to any person or entity other than the Reporting Person are made on information and belief.

Item 4. Purpose of Transaction.

     Response in Item 4 of the Schedule 13D shall be amended and supplemented as follows:

     Pursuant to the Offer Letter described in the Schedule 13D and attached as Exhibit 1 thereto, the Parties made a proposal to the board of directors of the Issuer on May 17, 2004, with respect to a business combination transaction with the Issuer.

     On June 30, 2004, the Parties delivered to the board of directors of the Issuer a letter pursuant to which the Parties agreed to extend the date of the offer contained in the Offer Letter from June 30, 2004 to July 31, 2004. This letter stated that all terms contained in the Offer Letter, other than the extension of the date of the offer contained in the Offer Letter, would remain in full force and effect. This letter is attached as Exhibit 3 to the Schedule 13D.

     On July 31, 2004, the Parties delivered to the board of directors of the Issuer a second letter pursuant to which the Parties agreed to again extend the date of the offer contained in the Offer Letter from July 31, 2004 to August 20, 2004. This second letter stated that all terms contained in the Offer Letter, other than the second extension of the date of the offer contained in the Offer Letter, would remain in full force and effect. This letter is attached as Exhibit 5 to the Schedule 13D.

     On August 20, 2004, the Parties delivered to the board of directors of the Issuer a third letter pursuant to which the Parties agreed to again extend the date of the offer contained in the Offer Letter from from August 20, 2004 to August 27, 2004. This third letter stated that all terms contained in the Offer Letter, other than the third extension of the date of the offer contained in the Offer Letter, would remain in full force and effect. This letter is attached as Exhibit 6 to the Schedule 13D.

     On August 27, 2004, the Parties delivered to the board of directors of the Issuer a fourth letter (the “August 27, 2004 Letter”) pursuant to which the Parties agreed to again extend the date of the offer contained in the Offer Letter from August 27, 2004 to September 3, 2004 (the “Fourth Date Extension”). All terms contained in the Offer Letter, other than the Fourth Date Extension, remain in full force and effect. The August 27, 2004 Letter Letter is attached as Exhibit 7 to this Fifth Amended Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Response in Item 7 of the Schedule 13D shall be amended and supplemented as follows:

Number	Description	Location
7	Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 27, 2004	Filed with this Fifth Amended Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this this Fifth Amended Schedule 13D is true, complete and correct.

Date: August 27, 2004

HUNEEUS VINTNERS LLC
By:	/s/ Agustin Huneeus
Name:	Agustin Huneeus
Title:	Manager

EXHIBIT INDEX

Number	Description	Location
7	Letter of Les Domaines Barons de Rothschild (Lafite), Constellation Brands, Inc. and Huneeus Vintners LLC, dated August 27, 2004	Filed with this Fifth Amended Schedule 13D